

February 7, 2011

Thomas E. Plimpton
Vice Chairman (Principal Financial Officer)
Paccar Inc
777 106th Ave. N.E.
Bellevue, WA 98004

> **RE:** **Paccar Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 8, 2010**
> **File Number: 001-14817**

Dear Mr. Plimpton:

We have reviewed your response letters dated November 15, 2010 and December 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 2. Properties, page 7

1. Refer to your response to prior comment 1. We continue to believe that information on the number of units of equipment on operating lease is useful to investors, and supplements the new loan and lease unit volume you have indicated in your response to prior comment 6 that you will provide and the information on the dollar amount of new lease volume segregated for equipment on operating lease you are now presenting. Since the dollar amount of equipment on operating lease is disclosed in Note E to the annual financial statements for the trucks and financial services segment, we believe indicating the number of units on this basis would also be helpful, along with notation of the segment(s) to which the number of units subject to residual value guarantees relates. Please reconsider your disclosure of the number of units of equipment on operating lease.

Management's Discussion and Analysis
Overview, page 24

2. Refer to your response to prior comment 3. The information contained in your response appears to provide useful information that clarifies the company's circumstances, in particular the portion that refers to the proportion that financial services results impact foreign operations.   Please consider adding disclosure consistent with your response as appropriate.

Financial Services
2009 Compared to 2008, page 29

3. Refer to your response to prior comment 6. We note the disclosure that will be added for new loan and lease unit volume. We believe the information should be segregated between loans and leases, with further separate information provided for equipment on operating leases, for consistency with information provided in your responses and disclosed in your filing that is on this basis. Please revise accordingly.

Consolidated Statements of Cash Flows, page 42

4. Refer to your response to prior comment 8. Please explain to us in greater detail the circumstances associated with the two foreign subsidiaries that lead to the incorrect reporting activity for loan and direct finance lease originations and collections and the subsidiaries involved. In so doing, explain to us how and why the change in configuration of the accounting system for local statutory purposes caused erroneous over reported activity for "retail loans and direct financing leases originated" and "collections on retail loans and direct financing leases" that was reported in the statement of cash flows, and the reason why this happened and the timing of when it happened. Also, tell us if any other periods were or should have been affected by the configuration change in accounting systems. Additionally, explain to us whether the configuration change represents a change made in internal controls over financial reporting, and the effect this circumstance had with respect to management's conclusion in regard to controls and procedures for the periods impacted. Further, explain to us why it is appropriate to characterize such erroneous information as a "misclassification" rather than an error.

5. Refer to your response to prior comment 9. We note that you include the proceeds from sales of repossessed equipment in "collections on retail loans and direct financing leases" within the investing section of the cash flow statement because it is the final collection of the original receivable. Although the repossessed equipment was associated with a previously uncollected receivable, it appears to us that the repossession of the equipment was the final collection of the original receivable, for it is at this point that the affected receivable is written off and the allowance for credit losses is charged as appropriate. We believe that "collections on retail loans and direct financing leases" should only represent collections made in the normal course of the contractual terms of the associated receivable arrangement. In connection with this, we believe that proceeds from sales of repossessed equipment should

be presented separately, to the extent material, consistent with other public entities that have lending activities.

Notes to the Consolidated Financial Statements
Note A. Significant Accounting Policies
Revenue Recognition, page 45

6. Refer to your responses to prior comments 11, 13 and 16. In the response to 11, you state that "customer contracts on non-accrual status that have been modified become contractually current for past due reporting when all amounts due under the new terms after modification have been paid." In the response to 13, you state that "recognition is resumed if the receivable becomes contractually current … after the customer has made scheduled payments for three months and collection of remaining amounts is considered probable (if contractually modified)." In the response to 16, you state that you "include previously past-due accounts as current for aging purposes immediately upon modification, regardless of whether additional payments have been received." These statements appear to be inconsistent with one another. Please reconcile and clarify these statements. Also, tell us which of these policies you applied in your historical financial statements, and which you intend to apply going forward.

Note D. Finance and Other Receivables, page 47

7. Refer to your response to prior comment 14. You state that you do not evaluate lease contracts for troubled debt restructuring accounting since lease contracts are excluded from the scope of ASC 310-10. However, we understand from information provided to us that you evaluate loans and leases together for purposes of determining impairment pursuant to ASC 310-10 because of common characteristics between the two. Please explain then why you do not also evaluate leases for troubled debt restructuring pursuant to ASC 310-10. Further, tell us how you do evaluate and account for leases that have been modified because of a lessee's financial difficulties in circumstances similar to those of a troubled debt restructuring, and the amount of leases that have been modified under such circumstances in each of 2007 through 2010.

8. Refer to your response to prior comment 16. Please tell us the basis point change and relative percentage impact (that is, the metric changed by x basis points, which represents a y% change in the metric) of reclassifications of accounts to current from noncurrent/past due on the metric "percentage of accounts 30+ days past-due" due to modifications for each period presented in the response. Tell us whether you consider this impact to be material to this metric. Further, in the second to last paragraph in the redacted section of the response, you refer to the percentage portion of the portfolio impacted by reclassification of past due accounts to current upon modification. It appears from information you provided that the decimal point in the percent may be misplaced and the percent is higher. Please clarify.

9. Refer to your responses to prior comments 21 and 22. Based on the information contained in the response to prior comment 16, we believe you should disclose information in regard to

finance receivables (that is, receivables for both loans and leases) that have been modified, inclusive of those considered to be troubled debt restructurings, for each year in which a statement of operations is presented. We believe your disclosure should be on a comprehensive basis and consistent with the information (redacted and unredacted) contained in all applicable responses given to us, at a minimum consisting of:

- aggregate dollar amount of receivables that have been modified, and the respective amounts associated each with loans and leases,
- aggregate percent of the total receivables portfolio balance to which modified receivables apply,
- respective amounts of receivables modified for credit and noncredit purposes,
- circumstances under which modifications are performed and the business purpose for the modifications,
- impact of modifications on the (i) allowance for credit losses, (ii) aging schedule, (iii) length of term of receivables, (iv) recognition of associated revenue, (v) amount of receivables considered to be new volume and basis for such, (vi) rates of interest for modified receivables (for example, whether they have been lowered, increased or kept the same, and the average impact on rates), (vii) reclassification of noncurrent or past due accounts to current, and
- your subsequent experience with receivables that have been modified (for example, performance under modified terms (e.g., percentage that pay in full, charge offs) and the extent to which modified multiple times and basis for multiple modifications).

In particular, the information (redacted and unredacted) contained in the responses to 21 and 22 appears to be meaningful information to investors.   If any of the preceding or other key details considered by management are not material, include in your disclosure an assertion to this fact, for example, troubled debt restructurings. We believe information in regard to modifications will enable investors to have a fuller understanding of the magnitude and associated impact of such on your operations and related policies, results of operations, financial position and cash flows.

10. Refer to your response to prior comment 22. Please explain to us why a customer's "contract balance may increase in conjunction with the addition of new collateral" when the contract is modified and the circumstances in which this occurs.

11. We note the enhanced disclosure in the response to prior comment 27. Please ensure your disclosure in the notes to the financial statements incorporates, as appropriate, the intended revisions indicated in the response to comment 18 of your letter to us dated July 21, 2010 and comments 25 and 31 of your letter to us dated November 15, 2010 as well.

12. Refer to your response to prior comment 32. You state that modified finance receivables not otherwise specifically evaluated for impairment and not considered to be TDRs have been collectively evaluated in determining the associated allowance for loss in accordance with ASC 450-20. Since individual receivables have been identified for modification, it appears

to us that these individual receivables should have been individually evaluated for impairment pursuant to ASC310-10. Please advise.

13. Refer to your response to prior comment 34. Please reconcile for us the portion of the response to 34 that you calculate a specific reserve "on a common (pooled) basis for all other impaired accounts" with your statement in the response to 27 that you use "the fair value of the associated collateral … as the sole basis of measuring impairment on individually evaluated receivables." In connection with this, please clarify the treatment you in determining impairment of individually identified receivables pursuant to ASC 310-10.

Notes to the Consolidated Financial Statements

Note E. Allowances for Losses, page 48

14. Refer to your response to prior comment 41. Specifically in regard to the $309.5 million of finance receivables indicated in the response that were written off in 2009, please address the following:

- Explain how these receivables are reflected in each line item of the revised tabular disclosure contained in the response to comment 21 of your July 21, 2010 letter to us or that may be further revised by responses in your letter to us dated December 17, 2010 (for example, in the response to comment 34). If a portion or all of the $309.5 million is not reflected in any line item, explain the basis for the exclusion.
- The portion of the $309.5 million that was evaluated for a general reserve pursuant to ASC 450-20 and for a specific reserve pursuant to ASC 310-10, and the amount of the provision recorded for each. Explain to us the basis why some receivables were evaluated under ASC 450-20 and some were evaluated under ASC 310-10.
- The amount of the $309.5 million attributed each to loans and leases.
- In the response to comment 18 of your July 21, 2010 letter to us, your revised policy indicates that you specifically evaluate large retail and wholesale accounts with past due balances or that otherwise are deemed to be at a higher risk of credit loss. Tell us the amount of the $309.5 million that represents this component.
- The average length or general range of time for these receivables between when they were determined to be impaired and when the underlying collateral was repossessed and receivable written off.

15. Our understanding from information you have provided us is that:

- You calculate a specific reserve for credit losses for loans and leases evaluated individually pursuant to ASC 310-10 and a general reserve for credit losses for loans and leases combined pursuant to ASC 450-20.
- In calculating the specific reserve pursuant to ASC 310-10, a portion of the reserve is on a customer by customer (individual) basis and on a common (pooled) basis for all other impaired accounts.
- You provide an allowance for losses based on collateral values when determining impairment, in that once accounts are individually deemed to be impaired they are specifically evaluated for impairment.

- You use fair value of collateral as the sole basis of measuring impairment on individually evaluated receivables, and if the fair value of the collateral less cost to sell is less than the recorded investment a specific reserve is provided.
- You consider all impaired finance receivables to be collateral dependent.
- Repossessed collateral is typically disposed of promptly upon repossession.

You told us and reported that total additions to the allowance for credit losses were, and the corresponding total provision for credit losses was, $104.4 million for the Financial Services segment in 2009. From information you provided us, this amount includes $15.3 million in subsequent losses on repossessed collateral. Therefore, excluding the subsequent losses, additions to the allowance were and provision for losses was $89.1 million in 2009.

From information you provided us, you recorded to the allowance for credit losses in 2009 gross charge offs (that is, exclusive of recoveries of $7.0 million) of $113.5 million in connection with $309.5 million of finance receivables written off in 2009 upon repossession of collateral. Based on our understanding indicated above of how you determine your reserve for credit losses, it appears that the $113.5 million of charge offs solely represents the portion of the specific reserve you calculate on an individual basis pursuant to ASC 310-10. In view of this, please clarify how the (a) portion of the specific reserve you calculate on a pooled basis for all other impaired accounts pursuant to ASC 310-10 and (b) general reserve you calculated pursuant to ASC 450-20 are reflected in the additions to the allowance for credit losses and corresponding provision for credit losses in 2009.

16. In connection with the preceding, please explain to us why you believe the provision for credit losses in 2009 of $89.1 million is reasonable and adequate relative to the $113.5 million of charge offs recorded in 2009 and also after consideration of any amounts associated with the specific reserve calculated on a pooled basis and the general reserve. In this regard, please provide us with an analysis in clear detail that supports the adequacy of the $89.1 million of additions to the allowance for credit losses in 2009, accompanied by an explanation of all key factors and assumptions used in the analysis. The analysis should clearly show the components of the $89.1 million attributed to the (a) specific reserve you calculate in accordance with ASC 310-10 (i) on an individual basis and (b) specific reserve you calculate in accordance with ASC 310-10 on a pooled basis and (c) general reserve you calculate in accordance with ASC 450-20.

17. In the period 2007 through 2010, please clarify for us whether there have been any instances in which the gross carrying amount of finance receivables was written down to the net realizable value of underlying collateral without repossession of the collateral. If so, for each year please tell us the amount written off, the impact of amounts written off in determining the provision for credit losses, and where the amounts written off are reported in your financial statements.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Management's Discussion and Analysis
Results of Operations
Overview, page 21

18. Please clarify for us and in your disclosure in the third paragraph on page 21 why weaker foreign currencies affected sales but had minimal effect on income before income taxes in the third quarter 2010. It is not clear how and why the effects of the stronger Australian and Canadian dollars against the weaker euro and British pound offset for income before taxes but not so for sales.

     Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

               Sincerely,

               Lyn Shenk
               Branch Chief